Advertisement in connection with the merger, published in NRC Handelsblad on November 1, 2005
[Unofficial English translation]
In connection with the intended legal merger of the following companies the documents as prescribed by statutory law have been filed for public inspection with the Chamber of Commerce and Industry in The Hague: Shell Petroleum N.V., with corporate seat in The Hague, address at Carel van Bylandtlaan 30, 2596 HR The Hague (the acquiring company); and N.V. Koninklijke Nederlandsche Petroleum Maatschappij, with corporate seat in The Hague, address at Carel van Bylandtlaan 30, 2596 HR The Hague (the disappearing company). Also, the documents as referred to in section 2:314 paragraph 2 and section 2:328 paragraph 2 Civil Code have been made available for inspection at the office of each of the companies mentioned above. The board of management of the acquiring company intends to resolve to legally merge. The documents are available for inspection until the moment of the legal merger and, at the office of the surviving company, until six months thereafter.